December 4, 2013

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission

Re:	Bio-Solution Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 22, 2013 File No. 333-147917

Dear Mr. Thompson:

We have reviewed your letter dated November 20, 2013.  Below are our responses.  Bio-Solutions Corp recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.
Please file a revised audit report that refers to and renders an opinion on your statements of operations and cash flows for the period from inception of the development stage, October 1, 2011, to December 31, 2012. As long as you are considered a development stage entity, auditor association with cumulative amounts from inception included in your financial statements is required.

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Company Response: Agreed, we will file an amended 12.31.12 10K with the appropriate wording.

Here is the updated Auditor Report:

Report of Independent Registered Public Accounting Firm

To the Directors of
Bio-Solutions Corp.

We have audited the accompanying balance sheets of Bio-Solutions Corp. (the "Company") as of December 31, 2012 and 2011, and the related statements of operations and accumulated other comprehensive loss, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2012 and 2011 and for the statements of operations accumulated other comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the period October 1, 2011 through December 31, 2012 (Development Stage). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-Solutions Corp. as of December 31, 2012 and 2011, and the results of its statements of operations and accumulated other comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the year ended December 31, 2012 and 2011 and for the statements of operations accumulated other comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the period October 1, 2011 through December 31, 2012 (Development Stage) in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in process of executing its business plan and expansion. The Company has not generated significant revenue to this point, however, has been successful in raising funds in their private placement. The lack of profitable operations and the need to continue to raise funds raise significant doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/KBL, LLP

New York, NY
March 22, 2013

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Statements of Cash Flow, page F-6

2.	Please tell us your consideration of disclosing cash proceeds from convertible notes and repayments of convertible notes on a gross basis. Please refer to ASC 230-10-45-7 through 9.

Company Response:  According to ASC 230-10-45-9, if the original maturity of the asset or liability is three months or less, cash receipts and payments pertaining to debt qualify for net reporting.  Since the maturity of most of the Company’s notes exceed 3 months, we will file an amended 12.31.12 10K to show gross notes proceeds and repayments of notes separately in the statement of cash flows.

Note 2 – Summary of Significant Accounting Policies, page F-8

3.
Please tell us the method used for estimating the fair value of goods or services received, or the fair value of the equity instruments granted to employees and non-employees, the method used for measuring compensation costs from share-based payments to employees and non-employees and the total compensation costs related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Please refer to ASC 718-10 and ASC 505-50. In addition, please tell us your consideration of disclosing your accounting policies regarding stock-based compensation and the information in ASC 718-10-50-2 to the extent applicable.

Company response:

In accordance with ASC 718-10-50-1 the Company has disclosed the following share-based payments in the financial statements:

•	The nature and terms of such arrangements that existed during the period and the potential effects of those arrangements on shareholders
•	The effect of compensation cost arising from share-based payment arrangements on the income statement
•	The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period
•	The cash flow effects resulting from share-based payment arrangements.

In accordance with ASC 505-50, Equity–Equity-Based Payments to Non-Employees, which requires that nonemployee awards to be accounted for at fair value.

The Company will add the following disclosure to Note 2 – Summary of Significant Accounting Policies, page F-8:

Share Based Compensation – The Company accounts for share-based compensation in accordance with the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 718 and No. 505. For employees, directors and non-employees, the fair value of the award is measured on the grant date.

Please note: the Company has never issued any options or warrants, only stock grants.  There were no nonvested awards at 12.31.12.

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Note 6 – Convertible Notes Payable, page F-15

4.
We note your disclosure in the last paragraph that you recognized interest expense for the beneficial conversion features based on the fair market value per share of your common stock at December 31, 2012. We also note similar disclosure in Note 7 to your financial statements for the quarterly period ended September 30, 2013. Please tell us why your measurement of the intrinsic value of beneficial conversion features based on the fair value of your common stock at the end of the period complies with the guidance in ASC 470-20-30. Please also tell us your basis for recognizing interest income for the three and nine month periods ended September 30, 2013. In addition, please tell us your consideration of disclosing the outstanding principle balance of convertible promissory notes, the amount of the unamortized discount attributable to beneficial conversion features, the net carrying amount of the convertible notes at each balance sheet date and your amortization policy.

Company response:

Based on the Company’s evaluation of ASC 470-20-30-16 through 30-18 that describes how to evaluate the interest accrual for a potential beneficial conversion option, the Company records interest expense based on the change in fair market value (“FMV”) of the embedded conversion option in the Company’s convertible notes.

Inaddition, 470-20-30-3, which states “An embedded benficial conversion feature recognized separately under 470-20-25-5 shall be measured at its intrinsic value”. 470-20-25-3 provides for the initial recognition of the embedded beneifical conversion feature. 470-20-30-6 provides for the intial recognition of the embedded beneficial conversion feature at the commitment date.

Conclusion:

The company has incorrectly valued the potential beneficial conversion option each reporting period as interest expense income or expense based on the closing price of the Company’s common stock at the end of each reporting period.  The correct reporting would have been valuing the beneficial conversion option based on the fair market value on the date of issuance and recording this amount as a debt discount. The debt discount should have been amortized over the term of the convertible note (longest term is 6 months).  The below schedule list the proposed adjustments to the financial statement for each quarter since commencement.

The Company considered SAB 108.  The quantitative materiality exceeds the threshold established by the Company’s auditors.  However, since Bio-Solutions is a development stage company with negligible  operating activity since inception, the qualitative impact on the financial statements is low.   In addition, based on the below schedule, the impact on EPS is very low.  The Company recommends not restating the financial statements and recording the net adjustment in the fourth quarter of 2013.

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Short Term Loans - Convertible

BCF Adjustment

	Q212	Q312	Q412	Q113	Q213	Q313	Q413
Quarter-To-Date Summary:
BCF Interest Expense (Income) as Reported	162,356	73,182	N/A	42,074	57,754	(108,666)
QTD Net Loss as Reported	(184,597)	(282,940)	N/A	(235,696)	(344,634)	(146,567)
QTD WASO	67,190,397	73,773,114	N/A	108,771,254	132,694,907	167,946,447
QTD EPS as Reported	(0.003)	(0.004)	N/A	(0.002)	(0.003)	(0.001)

BCF Interest Expense (Income) ##Adjusted##	107,407	45,718	N/A	10,699	32,372	54,903	28,567
QTD Net Loss ##Adjusted##	(129,648)	(255,476)	N/A	(204,321)	(319,252)	(310,136)
QTD WASO	67,190,397	73,773,114	N/A	108,771,254	132,694,907	167,946,447
QTD EPS ##Adjusted##	(0.002)	(0.003)	N/A	(0.002)	(0.002)	(0.002)

QTD EPS Change (Dec.) Inc.	(0.001)	(0.001)	N/A	0.000	(0.001)	0.001

Year-To-Date Summary:
BCF Interest Expense (Income) as Reported	162,356	235,537	34,296	42,074	99,828	(8,838)
YTD Net Loss as Reported	(192,311)	(475,251)	(399,078)	(235,696)	(580,330)	(726,897)
YTD WASO	67,190,397	69,400,652	76,051,602	108,771,254	120,799,168	136,687,627
YTD EPS as Reported	(0.003)	(0.007)	(0.005)	(0.002)	(0.005)	(0.005)

BCF Interest Expense (Income) ##Adjusted##	107,407	153,125	173,454	10,699	43,071	97,974	126,541
YTD Net Loss ##Adjusted##	(137,362)	(392,839)	(538,236)	(204,321)	(523,573)	(833,709)
YTD WASO	67,190,397	69,400,652	76,051,602	108,771,254	120,799,168	136,687,627
YTD EPS ##Adjusted##	(0.002)	(0.006)	(0.007)	(0.002)	(0.004)	(0.006)

YTD EPS Change (Dec.) Inc.	(0.001)	(0.001)	0.002	0.000	(0.001)	0.001

Debt Discount at Reporting Date	34,454	28,594	13,634	28,835	75,136	30,233	1,667

Propos ed Adjus tment
Debt Discount	34,454	(5,860)	(14,959)	15,200	46,302	(44,903)	(28,567)
Interest Expense	(54,949)	(27,464)	221,569	(31,375)	(25,382)	163,569	28,567
Additional Paid in Capital	20,495	33,324	(206,610)	16,175	(20,920)	(118,666)	-

Note 10 – Intellectual Property, page F-17

5.
We note that you allocated the purchase price of Type2 Defense to intellectual property since other assets acquired in the transaction had no fair value. We also note that you are required to issue additional shares of common stock to the seller upon achieving certain operational and customer milestones, and that you issued additional shares of common stock to the seller as advances related to the customer milestone and upon achieving the operational milestone during the nine months ended September 30, 2013. Finally, we note that the fair value of additional common shares issued as advances or upon achievement of milestones is recognized as an increase to intellectual property. Please tell us whether you accounted for the acquisition as an asset acquisition or the acquisition of a business and the facts and circumstances that support your accounting treatment. In doing so, please address the following:

•
If you accounted for the transaction as an asset purchase, explain to us why Type2 Defense is not a business as defined in ASC 805-10-20, and your basis in GAAP for the initial recognition of the asset and subsequent adjustments including the guidance you relied on;

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•
If you accounted for the transaction as a business combination, explain to us how your accounting complies with ASC 805, including your accounting for contingent consideration and your allocation of consideration to the identifiable assets acquired; and

•	Tell us why the useful life of the intellectual property rights is not limited by any regulatory, competitive, economic or other factors.

Company response:

Background:

Type2Defense is a product developed by Mr. Gallagher and associates as part of a Texas based sole proprietorship.  Mr. Gallagher did not have the resources to produce and market the product.  He sold the intellectual property for the product and other minor assets to Bio-Solutions on September 26, 2011 for 20 million shares of the Company’s common stock. The agreement also includes the issuance of 10,000,000 shares of the Company’s common stock upon achieving certain operational milestones and an additional 10,000,000 shares of Company’s common stock upon reaching 1,500 customers. Based on the agreement, Mr. Gallagher was given the responsibility of producing and marketing the Type2Defense product.  In addition, Mr. Gallagher was appointed to the Company’s as Vice President and Chief Financial Officer and director.

On June 15, 2012, Mr. Gilles Chaumillon resigned as President, Chief Executive Officer and Director of the Company and Mr. Gallagher assumed his duties as President and Chief Executive Officer of the Company.

Discussion:

What defines a business?

Under ASC 805, a business is defined as:

An integrated set of activities and assets that is capable of being conducted and managed or the purpose of providing a return.

According to ASC 805-10-55-4 through 55-9 includes the following guidance on applying the new definition of a business:

•	A business consists of inputs and processes that have the ability to produce outputs. Thus, a development-stage company that has not yet begun producing outputs may be a business.

•	Accounting, billing, payroll, and other administrative systems are generally not considered to be processes used to create outputs.

•
The determination of whether an integrated set of assets and activities is a business should be based on whether that set could be conducted and managed as a business by a market participant (as defined in ASC Glossary). However, a business need not include all of the inputs and processes used by the seller to produce outputs if market participants are capable of acquiring the business and continuing to produce outputs by integrating the acquired set with their own inputs and processes.

•	The existence of goodwill in a particular set of assets and activities creates a presumption that the set is a business, absent contrary evidence.

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In addition paragraphs 805-50-15-2 through 15-4, describe the scope and scope exceptions—Acquisition of Assets rather Than a Business.

2010.1 Reporting versus Accounting [S-X 11-01(d)] – The determination of what constitutes a business for reporting purposes (e.g., S-X 3-05 and Item 2.01 of Form 8-K) is made by reference to the definition of a “business” in S-X 11-01(d). The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R [ASC-MG] has occurred) is made by reference to SFAS 141R paragraph 3d [ASC-MG]. It is possible for the determination to be different under the two requirements.

According to Rule 3-05(a)(2) refers to the definition of a business in Rule 11-01(d), which states, in part:
The term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.

Value of Assets Transferred:

ASC 805 requires that all consideration transferred be measured at its acquisition date’s fair value.

The consideration transferred in a business combination is calculated as: assets transferred by the acquirer + liabilities incurred by the acquirer to the former owners + equity issued by the acquirer.

ASC 805 requires that all identifiable assets acquired, including identifiable intangible assets, be assigned a portion of the purchase price based on their fair values.

Fair value is defined in ASC 820 Fair Value Measurement as: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Reverse Acquisition

Under ASC 805, a reverse acquisition is a business combination in which the entity that issues its stock or gives other consideration to effect the transaction is determined to be the accounting acquiree (also called the legal acquirer or legal parent), while the entity receiving the stock or other consideration is the accounting acquirer (also called the legal acquiree or legal subsidiary).  ASC 805’s guidance on reverse acquisitions applies only when the accounting acquiree meets the definition of a business.  Otherwise, the transaction is not considered a business combination and would be accounted for as either an asset acquisition or a capital transaction.

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Fair value of Intangible Asset

According to ASC 350-30-30, an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially measured based on the following guidance (refer to paragraphs 805-50-15-3 and 805-50-30-1 through 30-4).

Intangible Assets
   --> Type 1: Intangible assets with "finite" useful life
   --> Type 2: Intangible assets with "indefinite" useful life

Intangible assets with "finite" useful life
   --> amortized over useful life

Intangible assets with "indefinite" useful life
   --> not amortized

Each year the Company considers the fair value of its intangible asset in according with ASC 360:

Triggering events for ASC 360:

•	Significant decrease in the market price of the asset (group)

•	Significant adverse change in extent or manner in which asset (group) is used or its physical condition

•	Significant adverse change in legal factors or business climate

•	Costs that significantly exceed the original amount to acquire or construct the asset

•	Current period operating or cash flow loss combined with a history of losses

•	Current expectation that, more likely than not, the asset will be sold or disposed of significantly before the end of its previously expected useful life

ASC 360 – Impairment Test:

•	Step 1: Compare carrying amount to future undiscounted cash flows. Impaired if cash flows < carrying amount

•	Step 2: Impairment loss = difference between carrying amount and fair value

Conclusion:

Bio-Solutions has accounted for the acquisition of the Type2Defense product from Mr. Gallagher as an  acquisition of an asset (intellectual property) using purchase price accounting and not the acquisition of a business.  The value was derived based upon the fair value of the common stock received for the Type2 asset.  Bio-Solutions concludes itself as the acquirer of the Type2Defense product in this transaction and considers the purchase method of accounting appropriate because: 1) Bio-Solutions was the issuer of common stock issued in this transaction that was exchanged for the intellectual property of Mr. Gallagher and Mr. Gallagher development and marketing skills, for which no individual was issued more than 9.99% of Bio-Solutions common stock.  2) Bio-Solutions continues to be an operating company and Type2Defense was a Texas based sole-proprietor had no operating activity prior or subsequent the acquisition of the Type2Defense product by Bio-Solutions. It’s only significant asset was the Type2Defense product. Simply stated, the Type2 Defense product was an idea, which could not be capitalized unless it was in the public vehicle.  It would not be considered a business under ASC 805 or S-X 11-01(d) Rule 3-05(a)(2).  3) The business plan to acquire the Type2Defense product was contemplated by Bio-Solutions management and board members and Mr. Gallaher to execute this business plan.

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Since ASC 805 provides no hierarchical guidance on determining the acquirer in a business combination affected through an exchange of equity for intellectual property, all pertinent facts and circumstances should be considered.  Bio-Solutions has evaluated all facts and circumstances and has concluded that Bio-Solutions is the acquirer in this acquisition of intellectual property from Mr Gallagher and applying purchase price accounting is appropriate.

Since the Type2Defense formula is the intellectual property of the Company, the life of the formula cannot be estimated.  It will be used to generate revenues for the Company.  Thus, the useful life of the intellectual property rights is not limited by any regulatory, competitive, economic or other factors.  However, the company evaluates the possible impairment of the Intellectual property on an annual basis.  In accordance to ASC 360, this evaluation is based on the estimated cash flow for the product over the next five years.

Best Regards,

/s/ William Gallagher
William Gallagher
CEO, CFO and Director of Bio-Solutions

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